EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT JURISDICTION OF INCORPORATION

Nuance Communications International, Inc.	Delaware

Nuance Communications Limited	United Kingdom

Nuance Communications Montreal Limited	Canada

1448451 Ontario Inc.	Canada

Nuance Communications Hong Kong Limited	Hong Kong

Nuance Communications Singapore Pte. Limited	Singapore

Nuance Communications Ltd	Brazil

Nuance Communications Spain S.L.	Spain

Nuance Communications Gmbh	Germany

Nuance Communications KK	Japan

Nuance Communications Korea Inc.	Korea

Nuance Communications Italy SRL	Italy

Nuance Communications Australia	Australia